Exhibit 2

OPERATING RESULTS AND FINANCIAL REVIEW IN CONNECTION WITH THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2006.

        You should read this discussion with the consolidated financial statements and other financial information included in our Annual Report on Form 20-F for the year ended December 31, 2005 and our interim condensed consolidated financial statements as of and for the six months ended June 30, 2006 attached as Exhibit 1 to this Report on Form 6-K filed with the Securities and Exchange Commission on September 27, 2006.

        Statements in this Report on Form 6-K concerning our business outlook or future economic performance; anticipated revenues, expenses or other financial items; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are “forward-looking statements” as that term is defined under the United States Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Factors that could cause or contribute to such differences include, but are not limited to, those set forth under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2005, as well as those discussed elsewhere in that Annual Report and in our other filings with the Securities and Exchange Commission.

Overview

        We design, develop and market enabling technologies and system products for the transmission of voice data and fax over packet networks. Newly developed equipment based on advanced voice communications standards enables packet networks to carry voice and data more efficiently and at a lower cost than traditional telephone networks by using substantially less network capacity. Our products are designed to enable our customers to build packet voice networking equipment that provides comparable communication quality to that of traditional telephone networks. Our communication boards are the building blocks for connecting traditional telephone networks with packet voice networks and provide high performance and large capacity on open telecommunications platform-based gateways. We have continued to broaden our offerings as we have expanded in the last few years from selling chips to boards, subsystems, media gateway systems and media servers.

        Our headquarters are located in Israel with an R&D extension in the U.S.. We have other offices located in the United States, Europe, the Far East, and Latin America.

        In the six months ended June 30, 2006, one customer, Nortel Networks, accounted for 19.2% of our total revenues compared to 14.2% of our revenues in the same period in 2005. Based on our experience, we expect that our largest customers may change from period to period. If we lose a large customer and fail to add new customers to replace lost revenue, our operating results may be materially adversely affected.

        Revenues based on the location of our customers for three months and six months ended June 30, 2006 and 2005 are as follows:

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005

Americas	56.7%	51.5%	57.9%	55.2%
Europe	22.2	24.4	21.0	21.0
Far East	11.8	14.8	12.9	13.5
Israel	9.3	9.3	8.2	10.3

Total	100.0%	100.0%	100.0%	100.0%

        Part of our strategy involves the acquisition of complementary businesses and technologies. On July 6, 2006, we acquired Nuera Communication Inc. (“Nuera”) for a purchase price of $83.2 million in cash, plus transaction expenses in the amount of approximately $2.2 million. We are also required to make an additional earn out payment of up to $5 million if Nuera achieves certain revenue milestones and additional terms during the first 12 months after consummation of the transaction. Nuera develops, manufactures and sells carrier-class telephony systems that enable cable operators and other communication service providers to deliver voice services using internet protocol and other data networking protocols over any transport medium.

        On August 14, 2006, we acquired Netrake Corporation Inc. (“Netrake”) for a purchase price of $10 million in cash, plus transaction expenses in the amount of approximately $0.8 million. Netrake is a leading provider of session border controllers, or SBCs, and security gateway solutions. SBCs enable connectivity, policies and security for real-time sessions such as Voice over Internet Protocol and video when transversing IP to IP networks. Security gateways enable real-time sessions across wifi, broadband and wireless networks in fixed mobile convergence deployments.

        Results of Operations

        The following table sets forth the percentage relationships of certain items from our consolidated statements of operations, as a percentage of total revenues for the periods indicated:

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005

Statement of Operations Data:

Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	40.7	40.8	40.6	40.7

Gross profit	59.3	59.2	59.4	59.3
Operating expenses:
Research and development, net	21.8	21.4	22.5	21.2
Selling and marketing	24.3	22.6	25.0	22.2
General and administrative	5.7	5.0	5.7	5.1

Total operating expenses	51.8	49.0	53.3	48.6

Operating income	7.5	10.2	6.1	10.7
Financial income, net	3.7	1.9	3.6	1.6
Equity in losses of affiliated
companies	0.6	0.8	0.6	0.8

Income before taxes on income	10.6	11.4	9.2	11.4
Taxes on income, net	0.8	0.5	0.6	0.5

Net income	9.8%	10.8%	8.6%	10.9%

        Revenues. Our revenues increased by 16.7% to $33.3 million in the second quarter of 2006 from $28.5 million in the second quarter of 2005. Revenues in the first half of 2006 increased by 16.5% to $64.6 million from $55.5 million for the same period of 2005. The increase in revenues during the six months ended June 30, 2006, was primarily due to an increase of $6.8 million in sales in the United States, as well as an increase of $1.9 million in sales in Europe.

        Gross Profit. Our cost of revenues includes the manufacturing cost of hardware, quality assurance, overhead related to manufacturing activity and technology licensing fees payable to third parties. Gross profit as a percentage of revenues were 59.3% for the second quarter of 2006 compared to 59.2% for the second quarter of 2005. Gross profit as a percentage of revenues were 59.4% for the six months ended June 30, 2006 compared to 59.3% for the same period in 2005.

        Research and Development Expenses, net. Our net research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, development-related raw materials and the cost of subcontractors. Our net research and development expenses increased by 18.9% to $7.3 million in the second quarter of 2006 from $6.1 million in the second quarter of 2005 and by 23.6% to $14.5 million in the six months ended June 30, 2006 from $11.8 million in the same period in 2005. As a percentage of revenues, these expenses increased to 21.8% in the three months ended June 30, 2006 from 21.4% in the same period in 2005, and to 22.5% in the six months ended June 30, 2006 from 21.2% in the same period in 2005. The increase, both in dollars and as a percentage of our revenues, was primarily attributable to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses allocated to research and development expenses amounted to $0.7 million for the second quarter of 2006 and $1.4 million for the first six months of 2006. The increase in net research and development expenses was also due to hiring of additional research and development personnel and to our continued development of new products. We expect that research and development expenses will continue to increase in absolute dollar terms as a result of our continued development of new products, as well as due to the inclusion of the operations of Nuera and Netrake in our results of operations.

        Selling and Marketing Expenses. Our selling and marketing expenses consist primarily of compensation for selling and marketing personnel, as well as exhibition, travel and related expenses. Our selling and marketing expenses increased by 25.6% to $8.1 million in the second quarter of 2006 from $6.5 million in the second quarter of 2005 and by 31.2% to $16.2 million in the six months ended June 30, 2006 from $12.3 million for the same period in 2005. As a percentage of revenues, these expenses increased to 24.3% in the three months ended June 30, 2006 from 22.6% in the same period in 2005, and to 25.0% in the six months ended June 30, 2006 from 22.2% in the same period in 2005. The increase, both in dollars and as a percentage of our revenues, was primarily attributable to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses allocated to selling and marketing expenses amounted to $0.7 million for the second quarter of 2006 and $1.6 million for the first six months of 2006. The increase in these expenses was also due to an increase in selling and marketing personnel and associated expenses. We expect that selling and marketing expenses will continue to increase in absolute dollar terms as a result of an expected increase in our sales force and marketing activities, as well as due to the inclusion of the operations of Nuera and Netrake in our results of operations.

        General and Administrative Expenses. Our general and administrative expenses consist primarily of compensation for finance, human resources and general management, rent, network and information systems and bad debt reserve, as well as insurance and professional services expenses. Our general and administrative expenses increased by 31.6% to $1.9 million in the second quarter of 2006 from $1.4 million in the second quarter of 2005 and by 29.9% to $3.7 million in the six months ended June 30, 2006 from $2.8 million in the same period in 2005. As a percentage of revenues, these expenses increased to 5.7% in the three months ended June 30, 2006 from 5.0% in the same period in 2005, and to 5.7% in the six months ended June 30, 2006 from 5.1% in the same period in 2005. The increase, both in dollars and as a percentage of our revenues, was primarily attributable to expenses related to equity-based compensation resulting from the adoption of SFAS 123(R). Equity-based compensation expenses allocated to general and administrative expenses amounted to $0.3 million for the second quarter of 2006 and $0.7 million for the first six months of 2006. The increase in these expenses was also due to an increase in general and administrative personnel. We expect that general and administrative expenses will continue to increase in absolute dollar terms as a result of the initial implementation of internal controls and procedures required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 as well as due to the inclusion of the operations of Nuera and Netrake in our results of operations.

        Financial Income, Net. Our financial income consists primarily of interest derived on cash and cash equivalents, short-term and long-term marketable securities, short-term and long- term bank deposits and structured notes, net of interest accrued in connection with our senior convertible notes and bank charges. Our financial income, net, was $1.2 million during the second quarter of 2006 compared to $0.5 million for the same period of 2005. For the six months ended June 30, 2006, our financial income, net, was $2.4 million as compared to $0.9 million during the same period in 2005. The increase in financial income, net, was due to an increase in our cash, and due to higher interest rates on our short-term deposits and on our marketable securities. We expect that our financial income, net for the second half of 2006 will be lower than for the first half of 2006 as a result of the use of a portion of our cash to acquire Nuera and Netrake.

        Equity in Losses of Affiliated Companies. Our equity in losses of affiliated companies was the same in the second quarter of 2006 and 2005. For the six months ended June 30, 2006, our equity in losses of affiliated companies was $0.4 as compared to $0.5 million for the same period of 2005. We believe that the products being developed by the affiliated companies may enable us to enter new markets and to offer new products.

        Taxes on income Our effective tax rate was 7.4% during the second quarter of 2006 compared to 4.6% for the same period of 2005. For the six months ended June 30, 2006, our effective tax rate was 6.5% as compared to 4.5% during the same period in 2005. These relatively low tax rates were mainly achieved as a result of the Approved Enterprise status granted to our production facilities in Israel.

LIQUIDITY AND CAPITAL RESOURCES

        We have financed our operations from the remaining proceeds from prior public offerings of our Ordinary shares and the net proceeds of approximately $120.2 million from a private placement in November 2004 of $125.0 million aggregate principal amount of our 2.00% Senior Convertible Notes due 2024. As of June 30, 2006, we had $190.9 million in cash and cash equivalents, short-term marketable securities, short-term bank deposits and structured notes and $41.9 million in long-term marketable securities, long-term bank deposits and structured notes.

        We used $85.4 million of our cash in July 2006 in connection with the acquisition of Nuera and an additional $10.8 million of our cash in August 2006 in connection with the acquisition of Netrake.

        Our operating activities provided cash in the amount of $8.3 million in the first half of 2006, primarily due to our net income of $5.5 million, $3.9 million in stock-based compensation expenses, $1.7 million of depreciation expenses and an increase of $1.0 million in trade payables, which were partially offset by increase of $2.0 million in our trade receivables and $1.8 million in our inventories.

        In the first half of 2006, our investing activities provided cash in the amount of $21.9 million due to proceeds from bank deposits of $23.0 million and from marketable securities of $2.0 million offset by investments in companies of $2.1 million and capital expenditures. Our capital expenditures were $1 million in the first half of 2006. The majority of our capital expenditures were for testing equipment, an enterprise resources planning system, computers, peripheral equipment, software, office furniture and leasehold improvements. We used working capital to finance these expenditures.

        In the first half of 2006, our financing activities provided $7.4 million, from the issuance of shares upon exercise of options and the sale of shares under our Employee Stock Purchase Plan.

        We believe that our current working capital is sufficient to meet our present cash requirements to operate our business. Part of our strategy is to pursue acquisition opportunities. We used a significant amount of our cash resources in connection with the acquisitions of Nuera and Netrake. If we do not have available sufficient cash to finance our operations and to make additional acquisitions, we may be required to obtain additional debt or equity financing. We cannot be certain that we will be able to obtain, if required, additional financing on acceptable terms or at all.